Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

July 23, 2019

Filed via EDGAR
Ms. Jaea Hahn
Mr. David Manion
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filings on Form N-14 for Delaware Group Equity Funds IV and Delaware Group Limited- Term Government Funds (File Nos. 333-232202 and 333-232203)

Dear Ms. Hahn and Mr. Manion:
On behalf of Delaware Group Equity Funds IV and Delaware Group Limited-Term Government Funds (each, a “Registrant” and together, the “Registrants”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated on July 10, 2019 and July 16, 2019 with regard to each Registrant’s Joint Proxy Statement and Prospectus on Form N-14 (the “Proxy Statement/Prospectus”).  Each Proxy Statement/Prospectus was filed as part of Macquarie Investment Management’s proposed acquisition of the assets related to the mutual fund management business of Foresters Investment Management Company, Inc., the investment adviser of the First Investors funds.
Each comment from the Staff is summarized below, followed by the Registrants’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement/Prospectuses.

Accounting Comments

1.
Comment: In the Questions and Answers section of the Proxy Statement/Prospectus, in response to “Q. Will any First Investors Fund or Acquiring Fund pay the costs of this proxy solicitation or any direct costs in connection with the proposed Reorganizations?,” provide the estimated costs of each of the Reorganizations or include a cross reference to where such information will be provided.

Response: The Registrants respectfully decline this comment.  The Registrants note that the Proxy Statement/Prospectus N-14 does disclose the cost of the solicitation. Macquarie and FIMCO or their affiliates will bear all direct expenses arising in connection with the Reorganizations, whether or not the Reorganizations are consummated.  Since neither the Acquiring Fund shareholders nor the First Investors Fund shareholders will be bearing any expenses in connection with the reorganization, the Registrants do not believe that information regarding the legal expenses and other costs of the Reorganizations are a relevant shareholder consideration and thus do not need to be disclosed to shareholders.  Furthermore, Item 7(a) of Form N-14 states: “If proxies are to be solicited, include, where applicable, the information called for by Items 2 and 4 of Schedule 14A of Regulation 14A under the 1934 Act.”  Item 4(a)(3) and

(4) of Schedule 14A, in turn, only require a statement of the cost (or anticipated cost) of the solicitors and the names of the persons bearing the cost of the solicitation.   Conversely, Item 4(b)(4) requires a statement of “the total amount estimated to be spent and the total expenditures to date for in furtherance of, or in connection with the solicitation of security holders.”   The instructions further clarify that this discussion must “include fees for attorneys, accountants, public relations or financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation….”  However, this requirement is applicable solely to contested solicitations subject to Rule 14a-12(c).  The First Investors Funds proxy solicitation does not involve a contested solicitation, and therefore the requirement of Item 4(b)(4) is not applicable.

2.
Comment: Supplementally, please describe the sources of the fees for the Acquiring Funds and the related date as of which such fees were calculated.

Response: The sources of the fees for the Acquiring Funds were based on the most recent information available in the shareholder reports.  The six months ended March 31, 2019 for the Funds with a fiscal year end of September 30 and the fiscal year ending December 31 for the applicable Funds.  Each of these respective period ends have also been adjusted to reflect any changes to the expense structure consistent with the Acquiring Funds Family expense policies and procedures.

3.
Comment: Please confirm that the fees and expenses included in the fee tables and expense examples are current fees and expenses.

Response: The Registrants confirm that current fees and expenses are provided in the Proxy Statement/Prospectus.

4.
Comment: Please confirm the 0.41% listed for other expenses for First Investors Government Cash Management Fund Class A into Acquiring Fund A on page 18 of the Proxy Statement/Prospectus. The Fund’s overall fees are stated as 0.60% in the financial statements.

Response: The 0.41% of other expenses for First Investors Government Cash Management Fund is correct. The Fund has an overall contractual expense cap of 0.80% as presented in the Fund’s prospectus. However, there is an additional 0.20% voluntary waiver capping the expenses at 0.60% as presented in the financials. The pro forma fee tables were constructed to include contractual waivers not voluntary waivers.

5.
Comment: Please confirm the expenses listed for First Investors Strategic Income Fund on page 22. The Fund’s financial statements have 0.60% listed for acquired fund fees and 0.27% listed for other expenses.

Response: The expenses listed for the First Investors Strategic Income Fund are correct. The acquired fund fees on the First Investors Strategic Income Fund are only presented in the prospectus but not in the financials; therefore, the pro forma fee table included the acquired fees

6.
Comment: Please correct or confirm the accuracy of the Class A pro forma numbers provided for Delaware Tax-Exempt Income Fund, Delaware Tax-Exempt Opportunities Fund, Delaware Tax-Free California II Fund, Delaware Tax-Free New Jersey Fund, Delaware Tax-Free New York II Fund, and Delaware Tax-Free Oregon Fund.

Response: The Class A pro forma numbers for those Funds are accurate.

Legal Comments

7.
Comment: As an extension of Accounting Comment 1, in the Questions and Answers section of the Proxy Statement/Prospectus, in response to “Q. Will any First Investors Fund or Acquiring Fund pay the costs of this proxy solicitation or any direct costs in connection with the proposed Reorganizations?,” disclose which of the Acquiring Funds are anticipated to be repositioned in connection with the Reorganizations. Please disclose who will bear the costs and the anticipated tax impact of such repositioning(s).

Response: The following will be added in response to “Q. Will any First Investors Fund or Acquiring Fund pay the costs of this proxy solicitation or any direct costs in connection with the proposed Reorganizations?”:

With the exception of Delaware Covered Call Strategy Fund, Delaware Hedged U.S. Equity Opportunities Fund, Delaware Premium Income Fund, and Delaware Growth Equity Fund, each Acquiring Fund will be managed by a different portfolio management team than its predecessor First Investors Fund and, therefore, is likely to experience significant portfolio turnover following the Reorganizations.  Portfolio turnover creates transition costs for shareholders and the potential for realizing capital gains which, if they are not offset by capital losses, would impact taxable shareholders.

8.
Comment: It is not necessary to list the SEC offices where documents may be obtained. This is outdated disclosure that may no longer be accurate and therefore, should be removed.

Response: The requested changes will be made.

9.
Comment: Under the discussion of the “Comparison of Investment Objectives and Principal Investment Strategies” on page 4 of the Proxy Statement/Prospectus, please clarify whether the risk/return profile will change for any of the Funds and consider identifying which Funds have material differences or highlighting the material differences.

Response: The Registrants will identify the Acquiring Funds which will have material differences in terms of investment objectives and principal investment strategies under the discussion of the “Comparison of Investment Objectives and Principal Investment Strategies” on page 4 of the Proxy Statement/Prospectus.

10.
Comment: Please confirm supplementally whether DMC or FIMCO can recoup waived fees after the closing date of the Reorganizations. Please specify whether the ability to recoup fees will survive.

Response: The Registrants confirm that neither DMC nor FIMCO will be able to recoup waivers after the closing date of the Reorganizations. The ability to recoup waived fees will be terminated upon the closing of the Reorganizations.

11.
Comment: Under “Comparison of Investment Advisers—Delegation to Sub-Advisers” on page 40 of the Proxy Statement/Prospectus, affirmatively state which First Investors Funds will retain their existing sub-advisers. In addition, include a statement that shareholders will experience portfolio manager changes as a result of the Reorganizations, except for shareholders of those First Investors Funds that will retain their existing sub-advisers.

Response: The requested changes will be made.

12.	Comment: Please add a new section to “Comparison of Investment Advisers” to describe what will happen if shareholders do not approve the Reorganizations. Response: The requested changes will be made.

13.
Comment: Please disclose supplementally whether the First Investors Funds and Acquiring Funds are closed to new investors.

Response: The First Investors Funds are not currently closed to new investors. The Acquiring Funds are currently closed to new investors.

14.
Comment: On page 51 of the Proxy Statement/Prospectus, please delete the following reference: “however, this summary is qualified in its entirety by reference to the form of Agreement.”

Response: The reference regarding qualification of the summary of the Agreement will be deleted as requested.

15.
Comment: Under the description of “Board Considerations,” please state whether the Board considered factors that weighed against the approval of the Reorganizations.

Response: The discussion in the “Board Considerations” section contain a description of the factors considered by the Board in their approval of each of the Reorganizations. The Registrants respectfully decline to add additional language as such disclosure is not required by Form N-14.

16.
Comment: In the “Comparison of Principal Investment Strategies and Risks” included in Exhibit C, please clarify any “Material Differences” noted to note specifically whether the differences will change the risk/return profile for the Funds. In addition, please rephrase the references to the Acquiring Fund “not provid[ing] for” certain strategies to more precisely and specifically describe the material differences for each Fund. In places where a strategy of the Acquiring Fund is listed as a “Material Difference,” please also provide more explanation to describe the strategy for the corresponding First Investors Fund and how the strategies may specifically differ.

Response: The requested changes will be made.

17.
Comment: Please clarify how Delaware Global Equity Fund will satisfy Rule 35d-1 under the Investment Company Act of 1940 given its revised investment strategies noted on pages D-6 through D-10 of the Proxy Statement/Prospectus.

Response: While the Registrants note that Rule 35d-1 does not govern the use of the term “global” in a fund name, the Registrants will comply with the SEC staff’s guidance regarding “global” and confirm that at least 40% of Delaware Global Equity Fund will be invested in foreign securities with foreign securities meaning those securities issued by companies:

(i)	whose principal securities trading markets are outside the US;
(ii)	that derive 50% or more of their total revenue from goods or services produced or sales made in markets outside the US;
(iii)	that have 50% or more of their assets outside the US;
(iv)	that are linked to non-US dollar currencies; and
(v)	that are organized under the laws of, or with principal offices, in a country other than the US.

18.
Comment: For the Delaware Opportunity Fund, explain what “attractive valuation and quality characteristics” mean in plain English in the “Material Differences” column of the table.

Response: The requested changes will be made.

19.
Comment: For First Investors Special Situations Fund/Delaware Special Situations Fund on pages D-29 through D-31, please clarify the meaning of “special situations” and explain how the Fund will satisfy Rule 35d-1.

Response: While the Registrants do not believe that Rule 35d-1 applies to the use of the terms “special situations” in a fund name, the Registrants will provide clarification as to the meaning of what constitutes a “special situation” for the Delaware Special Situations Fund  in the “Material Differences” column in Exhibit D.

20.
Comment: Please revise the description the “Material Differences” noted for Delaware Strategic Income II Fund on page D-59 to replace the references to “sectors”.

Response: The requested changes will be made.

21.
Comment: For First Investors Tax Exempt Fund/Delaware Tax-Exempt Income Fund on pages D-69 and D-70, provide a description of inverse floaters in the “Material Differences” column and clarify whether the First Investors Tax Exempt Fund was able to use derivatives for the same purposes.

Response: The requested changes will be made.

22.
Comment: For First Investors Tax Exempt Opportunities Fund/Delaware Tax-Exempt Opportunities Fund and First Investors California Tax Exempt Fund/Delaware Tax-Free California II Fund on pages D-76 and D-81, clarify under the “Material Differences” column whether the Acquiring Fund has a non-fundamental policy similar to the policy noted for the First Investors Fund.

Response: The requested changes will be made.

23.
Comment: In the “Comparison of Summary Risks” included in Exhibit D, please clarify the implication or meaning of references to certain risks being “similar to one another, but not identical,” including a reference to whether such differences will change the risk profile of the related Fund. In addition, for any Acquiring Funds that will be nondiversified, please add a reference describing the change in diversification status (as relevant) and note whether this change may affect the risk profile of the Fund.

Response: The requested changes will be made.

24.
Comment: Please respond supplementally to note any new “necessary order of exemption” that the Funds have or are anticipated to apply for in the future, to correspond to the related reference on p. D-25 of the “Form of Agreement and Plan of Reorganization” included in Exhibit D.

Response: The Registrants have not applied for, and do not anticipate applying for, exemptive relief in conjunction with the Reorganizations.

25.
Comment: Please confirm whether the proxy cards sent to shareholders will be tailored to each First Investors Fund or whether they will include the full list of Funds/Reorganizations.

Response: The proxy cards will be tailored to each First Investors Fund.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours, /s/ Taylor Brody Taylor Brody